Room 4561
						July 26, 2005



Mr. Charles R. Mollo
President and Chief Executive Officer
Mobility Electronics, Inc.
17800 N. Perimeter Drive
Suite 200
Scottsdale, AZ  85255

Re:	Mobility Electronics, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 11, 2005
	Form 10-Q for Fiscal Quarter Ended March 31, 2005
	Filed May 10, 2005


Dear Mr. Mollo:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 2 (c) Summary of Significant Accounting Policies

Revenue Recognition, page 44

1. Disclosure on pages 2 through 6 indicates that you derive revenues primarily from the sale of your portable computing products. However, the last sentence in your revenue recognition policy states that `revenue from software and technology license fees is recognized over the term of the respective sales or license agreement.` Explain to us the nature of these licensing transactions and what they include. Refer to the authoritative literature to support your accounting.

2. Disclosure on page 26 indicates that you offer price protection rights to certain customers. You state that you reduce your measurements of those sales `and the related cost of sales by [your] estimates of future returns and price protection.` You further disclose that you record an allowance for sales returns in an amount equal to `the difference between the sales price and the cost of goods sold as a reduction of accounts receivable.` Explain your basis in GAAP, including reference to the authoritative literature, for reducing cost of sales for returns and price protection. Also explain the methodology behind establishing an allowance in an amount equal to gross margin. In addition, tell us why you feel it is appropriate to record the gross margin on these transactions as an offset to accounts receivable. In your response, provide us examples of the debits and credits you record for these transactions and quantify the amounts recorded for each of the years presented.

Note 3 (d)  Acquisitions - Invision Software and Invision
Wireless,
page 50

3. We note that you recorded a liability for the excess of the fair value of assets acquired over the initial consideration paid in connection with the Invision transaction. Disclosure in Note 3 states that the liability `will be reduced by future earn-out payments or reversed to income if the earn-out criteria are not met.
Tell us how you considered the guidance in paragraph 46 of SFAS
No.
141 in determining how to account for this liability once all contingencies have been settled. Explain why you will not first allocate the excess liability as a pro rata reduction of the amounts assigned to the assets acquired.

Note 7  Intangible Assets, page 52

4. It appears that you have recorded a number of adjustments that increase/decrease the gross values of certain intangible assets (including license fees, patents and trademarks and software) during
2004; however, we noted no disclosures about the acquisition/disposition of such intangible assets. In addition, we note an increase in goodwill during 2004 of $1.043 million which has been described as `miscellaneous direct acquisition costs`; however, we noted no acquisitions during 2004. Describe to us the nature of the adjustments to your intangible assets and the related accounting treatment. In addition, describe the nature of the `miscellaneous direct acquisition costs` recorded as an increase to goodwill in 2004. Similarly address the adjustments and changes to these intangible assets and goodwill that occurred during the first quarter ended March 31, 2005.

Note 14  Discontinued Operations, page 58

5. We note that you have presented the results of operations of your
Texas subsidiary, which developed and marketed a handheld software product line, as discontinued operations for each of the periods presented. We further note, in a press release issued by you on September 21, 2004, that the sales agreement provides `favorable terms for Mobility to continue bundling the Quickoffice package with its hardware products` and that the company who purchased the product line, MDM, `intends to enter into a distribution agreement to purchase Mobility`s Pitch products and resell them...` Tell us how you considered the guidance in paragraphs 42 (a) and (b) in concluding that it was appropriate to present the results from this product line as discontinued operations. Provide us an evaluation consistent with the guidance set forth in EITF 03-13 to support your conclusion.

Item 9A Controls and Procedures, page 63
6. We note your statement here and in your March 31, 2005 Form 10-Q that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures were `adequate` and designed to ensure that information required to be disclosed by you in this report is recorded, processed, summarized and reported by the filing date of this report, and that such information is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Please revise future filings to state, if true, that your disclosure controls and procedures were `effective` to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.



	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact April Coleman, Staff Accountant, at (202)
551-
3458, Lisa Mitrovich, Assistant Chief Accountant at (202) 551-3453 or me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,



      Kathleen Collins
							Accounting Branch Chief
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Mr. Charles R. Mollo
Mobility Electronics, Inc.
July 26, 2005
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